 Exhibit 99.1

First Mining Expansion Target Drilling Identifies Two New Gold Discoveries at the Duparquet Gold Project

  Miroir Discovery – 3.12 g/t Au over 19.35 m occurring 225 m north of the Valentre target
  Aiguille Discovery – 8.99 g/t Au over 3.1 m occurring 150 m south of the Valentre target
  Valentre – 142 Au mineralized intercepts identified, supporting zone continuity between Central Duparquet and Dumico target areas that demonstrates a robust resource expansion opportunity

VANCOUVER, BC, Jan. 20, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce new drilling results from the 2024 Phase 3 diamond drilling program at its Duparquet Gold Project ("Duparquet Project" or the "Project") located in Quebec, Canada.

First Mining has identified two new discovery gold zones during the expansion drilling at the Valentre target. Assay results for the newly discovered "Miroir Zone", located north of the Valentre target, returned 3.12 g/t Au over 19.35 m, including 5.47 g/t Au over 9.6 m. Further drill results from the program identified a second discovery, the "Aiguille Zone", occurring south of the Valentre target, returning 8.99 g/t Au over 3.1 m. In total, 142* unique mineralized intercepts in 16 drill holes have been encountered in the Valentre expansion area, including the new discoveries at Miroir and Aiguille. These new drill results support a strong continuity in mineralization within the Central Duparquet, Valentre and Dumico ("CVD") area, while highlighting an affinity for additional discovery zones with increasing exploration at the Duparquet Project.

"The discovery of these two new gold zones at our Duparquet Gold Project demonstrates the continued success of our exploration program at the Project," stated Dan Wilton, CEO of First Mining. "With more than two full exploration seasons now under our belt at Duparquet, our team is producing exceptional drill results with a degree of predictability supported by a robust geoscience foundation.  On top of the existing mineral resource base of 3.44 Moz of Measured & Indicated resource and 2.64 Moz of Inferred resource, these results demonstrate that Duparquet is well positioned to achieve significant resource growth, demonstrating that Duparquet is one of the strongest gold-endowed assets in Canada, strategically located in the heart of the Abitibi gold belt in Quebec."

A map highlighting the target locations in the CVD area, including Miroir and Aiguille, as well as locations of recent drill holes is presented in Figure 1, and corresponding assay highlights are presented in Table 1, with full assay results listed in Table 2 and drill hole locations in Table 3.

*Represents all intercepts reporting above 0.4 g/t Au over 3 m in the CVD area, supporting mineralization continuity

N
North Zone
WEXT
South Zone
DCD
BUZZ
Miroir
CVD
Aiguille
EEXT
N
Miroir
Central Duparquet
Dumico
Valentre
Aiguille
Legend
Mafic Volcanics
Komatiite
Gabbro
Greywacke
Conglomerate
* Geology Sliced 70m below surface
D3 Offset Faults
Resource Wireframes
Other First Mining Drill Holes
New First Mining Drill Holes
Historical Drilling
Drill Assay Highlights

Figure 1: Regional Duparquet map (plan view) of the “CVD” area showing select drill holes from the Phase 3 program at the Central Duparquet, Valentre, Dumico, Aiguille, and Miroir targets. (CNW Group/First Mining Gold Corp.)

Table 1:  Selected Significant Drill Intercepts, 2024 Phase 3 Drill Program – CVD Target Area

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP24-035		93.0	100.0	7.0	2.07	Valentre
DUP24-035	inc.	95.0	96.0	1.0	8.88	Valentre
DUP24-035		157.3	160.5	3.2	4.14	Valentre
DUP24-035	inc.	159.4	160.0	0.6	9.42	Valentre
DUP24-036		215.2	225.4	10.2	3.27	Valentre
DUP24-036	inc.	220.5	225.4	4.9	5.23	Valentre
DUP24-037		72.75	82.9	10.15	2.11	Valentre
DUP24-038		83.0	85.2	2.2	12.46	Valentre
DUP24-038	inc.	84.45	85.2	0.75	27.40	Valentre
DUP24-041		169.90	185.0	15.1	3.54	Central Duparquet
DUP24-041	inc.	177.35	184.0	6.65	5.53	Central Duparquet
DUP24-041		353.1	364.15	11.05	1.87	Aiguille
DUP24-041	inc.	359.1	359.8	0.7	8.35	Aiguille
DUP24-043		308.84	326.32	17.48	2.16	Valentre
DUP24-043	inc.	314.56	318.52	3.96	4.55	Valentre
DUP24-043	and inc.	325.79	326.32	0.53	11.80	Valentre
DUP24-044		545.9	549.0	3.1	8.99	Aiguille
DUP24-044	inc.	548.0	549.0	1.0	15.50	Aiguille
DUP24-048		6.75	26.1	19.35	3.12	Miroir
DUP24-048	inc.	15.5	25.1	9.6	5.47	Miroir
DUP24-048	inc.	22.1	25.1	3.0	11.26	Miroir

*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval, assay values are uncut)

Upcoming Duparquet Exploration Programs

A portion of the upcoming drill programs will be focused at the newly discovered Miroir and Aiguille discovery zones, where the aim is to continue advancing and drill testing the exploration potential along strike and at depth (Figure 2).  The CVD area has returned significant upside and value to the Duparquet project to date and it will remain a focus area for exploration optimization and potential extension of the mineral resource. Further drilling will also provide advancement at the highly prospective Buzz target and North Zone with a focus on growth as well as the top regional targets delineated in 2024, further supporting opportunity for new discoveries.

Figure 2: Representative long section through the Central Duparquet, Valentre, and Dumico targets, highlighting the multiple significant intercepts returned in 2023 and in the 2024 Phase 3 program, as well as upcoming drill hole targets aimed at unlocking exploration opportunities. (CNW Group/First Mining Gold Corp.)

"For 2025, our team is planning for increased drilling programs that will capitalize on our momentum through a continued opening of the exploration space at Duparquet," stated James Maxwell, VP Exploration and Project Operations of First Mining. "We anticipate expanded outcomes with each additional drill metre by leveraging our foundational geoscience platforms to establish the Duparquet Project as a top-tier gold endowment in the Abitibi Greenstone Belt."

Central Duparquet, Valentre and Dumico ("CVD")

The 2024 drilling program at the CVD area totalled 16 holes and 4,644 m. The CVD drilling campaign was aimed at testing approximately 200 m of strike length at the targeted area, which has demonstrated significant potential for resource expansion through on-strike extension drilling and north and south step-outs within the CVD area (Figure 2). Expanding the exploration search space is a core aspect of the growth strategy for the Project, including the evaluation of areas that have never been drill tested. Recent results in the CVD area have demonstrated a high degree of mineralization continuity, along with two new gold discoveries (Miroir and Aiguille), located to the north and south of the Valentre target. These results have expanded the CVD target area, which now boasts a gold mineralization footprint extending 1,700 m east-west in a corridor approximately 500 m wide. The depth potential remains largely underexplored, presenting significant opportunities for further evaluation.

Additional Details on CVD, Aiguille, and Miroir Drilling

CVD

The Valentre portion of the CVD drilling strategy has been focused on targeting the mineralization continuity of multiple gold zones that occur within an underexplored area east of the main Duparquet resource centre where the opportunity for significant strike extension has been identified. The Valentre target area spans approximately 200 m along strike between two established centres of mineral resource wireframes (Central Duparquet and Dumico), where drilling aims to support continuity and ultimately provide a new centre for resource growth. First Mining completed an initial drill test to derisk this opportunity during their Phase 1 drill program conducted in 2023 (see press release date September 5, 2023) that returned a total of six discrete gold intercepts central to the area, which prompted additional drilling.

Recent results from the 2024 drilling programs have returned further supporting intercepts which include 3.27 g/t Au over 10.2 m from 215.2 m to 225.4 m in drill hole DUP24-036, 2.11 g/t Au over 10.15 m from 72.75 m to 82.9 m in drill hole DUP24-037, and 2.16 g/t Au over 17.48 m including 3.96 g/t Au over 4 m from 314.56 m to 318.52 m, and including 11.80 g/t Au over 0.53 m from 325.79 m to 326.32 m in drill hole DUP24-043 (Figure 3).  The drill data collected to date is now being integrated into updated geoscience models, aimed at developing new and refined wireframes within the trend. These updates will support potential resource additions while targeting higher-grade zones for exploration at depth where the target remains open.

The Central Duparquet and Dumico portion of the CVD drilling strategy was focused on potential resource expansion at depth and increasing the geoscience confidence of the controls on mineralization along strike between the Central Duparquet, Valentre, and Dumico areas. In 2024, the Central Duparquet drill program comprised three holes - DUP24-027 (see press release date August 28, 2024), DUP24-041, and DUP24-044, with  DUP24-041 returning 3.54 g/t Au over 15.1 m from 169.9 m to 185.0 m. This program was successful in testing the secondary plunge to the higher-grade zones in the Central Duparquet area. The higher-grade zones are theorized to plunge steeply to the west or near-vertical along the main mineralization trend, and in this area they remain open at depth. The 2024 Dumico drill program comprised one drillhole (DUP24-047) which returned 1.56 g/t Au over 10.80 m from 235.2 m to 246.0 m, including 1 m at 6.84 g/t Au from 238.0 m to 239 m. This program was successful in further expanding and confirming the resource potential at depth in the Dumico area.

Gold mineralization at the CVD area is hosted within mineralized silica- and sericite-altered syenite units with very fine-grained disseminated pyrite ranging from 0.5 - 3%. Gold mineralization is also coincident with dark smokey quartz veins and veinlets, with up to 3% fine-grained disseminated pyrite mineralization. The gold-mineralized quartz veins are hosted within syenite units, and intervals of alternating syenite and mafic and ultramafic volcanic units.

Figure 3: Valentre Target – DUP24-026, DUP24-034, DUP24-035, DUP24-036, DUP24-037, DUP24-038, DUP24-043 are holes targeting the potential mineralization continuity between Central Duparquet and Dumico. Significant intercepts are highlighted downhole, with higher-grade zones identified along altered mineralized syenite units. These drill holes are also a test of mineralization continuity up and down-dip of previously drilled hole DUP23-006.The cross section is looking west. (CNW Group/First Mining Gold Corp.)

Miroir

The new gold discovery, Miroir, was identified during the recent Valentre expansion drilling. Drill hole DUP24-048 was collared 250 metres to the north of Valentre in an effort to step back and drill under areas of previous drilling success at Valentre (see press release dated August 28, 2024), and to intersect the underexplored northern contact of the mafic volcanic-syenite contact area which has demonstrated a stronger affinity for higher-grade mineralization in the North Zone target area of the Project. The Miroir zone is located 225 m to the north of the Valentre target and is initially intercepted at bedrock level, making it an extremely encouraging shallow exploration opportunity for further advancement (Figure 5). Assays from drill hole DUP24-048 in the Miroir zone returned 3.12 g/t Au over 19.35 m from 6.75 m to 26.10 m, including 5.47 g/t Au over 9.60 m from 15.5 m to 25.1 m (Figure 4).

Miroir mineralization is hosted within a silica-altered basalt unit with up to 5% very fine-grained fracture-controlled pyrite mineralization and fine-grained disseminated pyrite mineralization that occurs immediately adjacent to the contact with the CVD syenite. Rheologic contrast between the geochemically favourable volcanic host rock units and the syenite are interpreted as favourable settings for gold mineralization and are being prioritized as high-value exploration drilling targets at the Duparquet Project.  Strong grade and width accompanied by these factors are similar to that seen at the North Zone target and are thought to "mirror" recent success in drilling at the North Zone where results included 5.97 g/t Au over 33.0 m in hole DUP24-024 (see press release dated June 18, 2024) and which is located approximately 1,500 m to the northwest of the Miroir Discovery.

Figure 4: Valentre, Dumico Target and Miroir – Holes DUP24-039, DUP24-040, DUP24-047 and DUP24-048 are holes designed to target the potential mineralization continuity between Valentre and Dumico as well as at depth. Significant intercepts are highlighted downhole, with higher-grade zones identified along altered mineralized syenite units. These drill holes are also a test of mineralization continuity up and down-dip of previously reported DUP24-025. The cross section is looking west. (CNW Group/First Mining Gold Corp.)

Figure 5: Representative long section through Miroir target, highlighting the significant intercepts returned in 2023 and 2024, and the 2025 upcoming drill hole targets aimed at defining and unlocking the exploration opportunity. (CNW Group/First Mining Gold Corp.)

Aiguille

The second new gold discovery, Aiguille, was also identified during the 2024 follow-up drilling at Valentre.  Drill hole DUP24-041 was extended beyond the target depth by site geologists, owing to a change in the expected geology surrounding Valentre identified during the drilling. Lithologies intersected were syenite units with favourable sericite alteration and fine-grained disseminated pyrite sulphide mineralization, which were fairly continuous in an area where volcanic lithologies are typically intruded by lesser syenite units and bounded by gabbro.  A geoscience-driven extension of this drill hole resulted in the discovery of the Aiguille zone, with hole DUP24-041 returning 1.87 g/t Au over 11.05 m from 353.1 m to 364.15 m, including 8.35 g/t Au over 0.7 m from 359.1 m to 359.8 m.  An adjustment in the next CVD hole delivered even more favourable results, with hole DUP24-044 returning 8.99 g/t Au over 3.10 m from 545.9 m to 549.0 m, including 15.5 g/t Au over 1.0 m from 548 m to 549 m (Figure 6).

The discovery zone is located 150 m south of the main Valentre area and remains significantly underexplored, promoting positive opportunities for further drilling at Aiguille with a focus on delineating additional zones and an area for further expansion, at relatively higher grades for the Project. Aiguille mineralization is hosted within silica- and sericite-altered syenite units and graphitic argillite, with fine-grained disseminated pyrite mineralization up to 5% and dark smokey quartz veining. Increased volume and scale in combination with the mineralization styles including sulphides and veins is interpreted as being attributable to the returned higher Au grades, in comparison to the conventional CVD mineralization overall. First Mining will follow up with additional drilling at this target area in 2025, with an opportunity to expand and extend the mineralization up-dip and along strike.

Figure 6: Central Duparquet Target and Aiguille – drill holes DUP24-041 and DUP24-044 are targeting the potential mineralization continuity between Central Duparquet and Valentre, and testing the mineralization along the southern contact of the syenite (Aiguille). These drill holes also test the higher-grade zone continuity at depth. Significant intercepts are highlighted downhole, with higher-grade zones identified along altered mineralized syenite units. The cross section is looking west. (CNW Group/First Mining Gold Corp.)

Table 2: Phase 3 Valentre, Central Duparquet, Dumico, Aiguille, and Miroir Drilling - Assay Results

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP24-034		18.75	19.50	0.75	0.79	Valentre
DUP24-034		24.75	25.55	0.80	0.53
DUP24-034		32.40	41.00	8.60	0.55
DUP24-034		46.85	48.25	1.40	0.77
DUP24-034		52.00	53.00	1.00	0.46
DUP24-035		34.85	35.60	0.75	0.65	Valentre
DUP24-035		82.70	83.55	0.85	0.44
DUP24-035		88.50	89.30	0.80	0.41
DUP24-035		93.00	100.00	7.00	2.07
DUP24-035	inc.	95.00	96.00	1.00	8.88
DUP24-035		115.10	116.80	1.70	0.44
DUP24-035		133.10	140.25	7.15	1.34
DUP24-035		157.30	160.50	3.20	4.14
DUP24-035	inc.	159.40	160.00	0.60	9.42
DUP24-036		113.00	114.00	1.00	0.60	Valentre
DUP24-036		128.00	129.00	1.00	0.45
DUP24-036		147.55	148.45	0.90	0.40
DUP24-036		156.75	160.00	3.25	0.43
DUP24-036		164.65	165.30	0.65	0.58
DUP24-036		179.00	181.00	2.00	1.16
DUP24-036		186.50	187.50	1.00	0.45
DUP24-036		199.95	201.25	1.30	0.71
DUP24-036		215.20	225.40	10.20	3.27
DUP24-036	inc.	220.50	225.40	4.90	5.23
DUP24-037		23.00	25.00	2.00	0.85	Valentre
DUP24-037		29.00	30.00	1.00	0.50
DUP24-037		38.40	39.40	1.00	1.32
DUP24-037		62.35	68.25	5.90	1.07
DUP24-037		72.75	82.90	10.15	2.11
DUP24-038		16.65	19.15	2.50	0.52	Valentre
DUP24-038		24.00	25.00	1.00	1.16
DUP24-038		35.00	36.00	1.00	0.58
DUP24-038		77.25	78.00	0.75	1.25
DUP24-038		83.00	85.20	2.20	12.46
DUP24-038	inc.	84.45	85.20	0.75	27.40
DUP24-038		107.85	119.00	11.15	0.87
DUP24-038		131.00	131.95	0.95	0.68
DUP24-038		184.00	186.40	2.40	0.64
DUP24-039		25.00	26.00	1.00	0.45	Valentre
DUP24-039		37.00	37.85	0.85	0.47
DUP24-039		109.10	118.25	9.15	0.65
DUP24-039		133.65	134.45	0.80	0.44
DUP24-039		180.40	181.40	1.00	0.43
DUP24-040		22.00	23.70	1.70	0.54	Dumico
DUP24-040		34.00	34.70	0.70	0.88
DUP24-040		87.75	88.45	0.70	0.57	Valentre
DUP24-040		107.70	108.40	0.70	0.42
DUP24-040		155.00	159.00	4.00	0.87
DUP24-040		166.00	166.75	0.75	0.90
DUP24-040		181.00	186.50	5.50	0.63
DUP24-041		134.00	135.80	1.80	3.33	Central Duparquet
DUP24-041		169.90	185.00	15.10	3.54
DUP24-041	inc.	177.35	184.00	6.65	5.53
DUP24-041		191.00	196.00	5.00	0.83
DUP24-041		201.50	211.00	9.50	1.92
DUP24-041	inc.	204.00	205.00	1.00	7.23
DUP24-041		219.30	224.05	4.75	1.01
DUP24-041		299.65	300.35	0.70	0.50
DUP24-041		353.10	364.15	11.05	1.87	Aiguille
DUP24-041	inc.	359.10	359.80	0.70	8.35
DUP24-043		107.30	107.85	0.55	1.03	Valentre
DUP24-043		248.20	249.20	1.00	0.57
DUP24-043		294.54	295.76	1.22	0.51
DUP24-043		308.84	326.32	17.48	2.16
DUP24-043	inc.	314.56	318.52	3.96	4.55
DUP24-043	and inc.	325.79	326.32	0.53	11.80
DUP24-043		329.65	335.17	5.52	1.62
DUP24-043		345.30	346.39	1.09	1.08
DUP24-043		351.82	372.63	20.81	1.56
DUP24-043	inc.	357.96	365.74	7.78	3.31
DUP24-043		422.34	422.93	0.59	0.44
DUP24-043		429.02	431.02	2.00	0.97
DUP24-043		442.05	445.74	3.69	2.00
DUP24-043		454.85	455.44	0.59	0.75
DUP24-044		11.00	11.90	0.90	0.59	Central Duparquet
DUP24-044		35.00	41.00	6.00	1.73
DUP24-044		286.00	288.15	2.15	1.00
DUP24-044		301.30	305.00	3.70	1.82
DUP24-044		321.00	340.00	19.00	1.13
DUP24-044		345.00	360.00	15.00	1.27
DUP24-044	inc.	355.00	356.20	1.20	7.09
DUP24-044		377.45	378.00	0.55	0.55
DUP24-044		403.50	404.00	0.50	4.66
DUP24-044		473.50	474.50	1.00	0.98	Aiguille
DUP24-044		500.40	501.00	0.60	3.33
DUP24-044		540.90	541.90	1.00	0.40
DUP24-044		545.90	549.00	3.10	8.99
DUP24-044	inc.	548.00	549.00	1.00	15.50
DUP24-047		33.80	34.50	0.70	0.54	Dumico
DUP24-047		48.00	50.00	2.00	0.62
DUP24-047		55.00	56.00	1.00	0.50
DUP24-047		59.00	60.95	1.95	1.81
DUP24-047		103.00	106.45	3.45	1.22
DUP24-047		114.00	115.10	1.10	0.61
DUP24-047		210.50	214.45	3.95	0.75
DUP24-047		218.50	219.50	1.00	0.69
DUP24-047		226.00	228.00	2.00	0.75
DUP24-047		235.20	246.00	10.80	1.56
DUP24-047	inc.	237.00	242.00	5.00	2.86
DUP24-047	inc.	238.00	239.00	1.00	6.84
DUP24-047		251.40	255.00	3.60	1.32
DUP24-047		266.25	266.85	0.60	1.18
DUP24-047		271.00	274.00	3.00	1.55
DUP24-047		355.00	356.50	1.50	0.86
DUP24-047		359.00	359.75	0.75	0.73
DUP24-047		371.05	371.80	0.75	0.42
DUP24-047		382.25	382.75	0.50	3.13
DUP24-047		387.00	388.00	1.00	0.40
DUP24-047		411.00	411.70	0.70	0.45
DUP24-048		6.75	26.10	19.35	3.12	Miroir
DUP24-048	inc.	18.50	25.10	6.60	6.97
DUP24-048	inc.	22.10	25.10	3.00	11.26
DUP24-048		68.00	69.00	1.00	1.04	Dumico
DUP24-048		81.00	82.00	1.00	1.61
DUP24-048		217.40	218.60	1.20	1.13
DUP24-048		241.00	241.50	0.50	0.61	Valentre
DUP24-048		255.30	257.70	2.40	0.41
DUP24-048		269.00	270.00	1.00	0.87
DUP24-048		273.00	281.30	8.30	0.65
DUP24-048	inc.	273.00	275.00	2.00	1.77
DUP24-048		289.00	290.50	1.50	0.70
DUP24-048		318.80	319.50	0.70	1.37
DUP24-048		343.70	356.00	12.30	1.75
DUP24-048	inc.	346.10	354.25	8.15	2.50
DUP24-048	inc.	348.85	351.00	2.15	6.14

*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval; assay values are uncut)

Table 3: Phase 3 Drill Hole Locations, Valentre and Central Duparquet Targets

Hole ID	Azimuth (°)	Dip (°)	Length (m)	Easting	Northing
DUP24-034	180	-45	99	633402	5373823
DUP24-035	180	-68	201	633406	5373864
DUP24-036	180	-57	288	633471	5373931
DUP24-037	180	-47	141	633450	5373834
DUP24-038	180	-50	195	633520	5373867
DUP24-039	180	-45	195	633580	5373864
DUP24-040	180	-45	261	633587	53739122
DUP24-041	195	-65	462	633311	5373895
DUP24-043	175	-55	534	633406	5374053
DUP24-044	180	-47	600	633317	5374059
DUP24-047	180	-60	453	633733	5374033
DUP24-048	180	-55	402	633594	5374045

Note: Collar coordinates in UTM NAD 83 z17

About the Duparquet Gold Project

The Duparquet Project is geologically situated in the southern part of the Abitibi Greenstone Belt and is geographically located approximately 50 km north of the city of Rouyn-Noranda. The Project benefits from easy access and proximity to an existing workforce and infrastructure, including road, rail and hydroelectric grid power. The Duparquet Project currently hosts an NI 43-101 compliant gold resource of 3.44 million ounces in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces in the Inferred category, grading 1.62 g/t Au. First Mining completed a Preliminary Economic Assessment1 ("PEA") on the Project in 2023 (see news releases dated September 7, 2023 and October 23, 2023).

The Duparquet Project totals approximately 5,800 hectares focused on an area of 19 km of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie, Donchester and Duquesne mines as well as the Central Duparquet, Dumico and Pitt Gold deposits.

[1] Further details on the Duparquet PEA can be found in the technical report entitled "NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada" dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining's SEDAR profile at www.sedarplus.ca

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2024 drilling program at Duparquet were sent to AGAT Laboratories, with sample preparation in Val d'Or and analysis in Thunder Bay, where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish. Samples from selected holes were sent to AGAT Laboratories in Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

James Maxwell, P.Geo., VP, Exploration and Project Operations for First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a feasibility study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827, Email: info@firstmininggold.com; Paul Morris, Director, Investor Relations, Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 20-JAN-25